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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM 15-15D/AMENDMENT



Commission File No.: 333-65069


ACCESS POWER, INC
(Exact name of registrant as specified in its charter)


17336 HAZEL STREET
SPRING LAKE   MI 49456
616.502.8834
(Address of Principal Executive Offices)
____________________


Common Stock
___________________________________________________________
(Title of each class of securities covered by this Form)

None
______________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) Remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)
   Rule 12g-4(a)(2)
   Rule 12h-3(b)(1)(i)
   Rule 12h-3(b)(1)(ii)
   Rule 15d-6

Approximate number of holders of record as of the certification or notice date: 492

This amended Form 15D is being filed to correct the Companys reporting requirements under Section 12(g) and to correct the Companys reporting obligations under Section 15(d). The original
FORM 15 dated April 7, 2007 was filed in error by previous management.

Pursuant to the requirements of the Securities Exchange Act of 1934, Access Power, INC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

Date: January 25, 2013


/s/ Patrick J Jensen
Patrick J Jensen
Director
Access Power, INC